EPIC STORES CORP.
20805 North 19th Avenue, Suite 2
Phoenix, AZ 85027

June 9, 2016

via EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Washington, DC 20549
USA

Attention:	Mara L. Ransom Assistant Director Office of Consumer Products

Dear Sirs/Mesdames:

Re: Epic Stores Corp. Amendment No. 1 Registration Statement on Form S-1 Filed May 13, 2016 File No. 333-210712

Epic Stores Corp. (the “Company”, “we”, or “our”) writes in response to your letter of June 2, 2016 to Brian Davidson, Chief Executive Officer of the Company. The Company’s responses are numbered in a manner that corresponds with your comments.

General

1.	We note your response to comment 1 in our letter dated May 3, 2016. As previously requested, please also address in your analysis of whether the subject transaction is appropriately characterized as a secondary offering under Rule 415 the following factors: (i) the significant discount at which the notes convert, (ii) the recency of some of the financings, (iii) the use of the proceeds of the ZSL Note, and (iv) the ability of the company to repay the selling stockholders.

With respect to the four factors mentioned in your comment 1 in your letter dated June 2, 2016, we respectfully submit that the offering contemplated by the Company’s registration statement (the “Registration Statement”) is a valid secondary offering by or on behalf of the selling stockholders named therein (the “Selling Stockholders”) of common stock that may be registered for resale on a continuous basis pursuant to Rule 415(a)(1)(i) after considering such factors.

(a)     Discounts at which the Notes Convert

As noted by the Staff in Securities Act Sections Compliance and Disclosure Interpretation, Question 139.11 (“C&DI 139.11”), a valid secondary offering could occur immediately following the closing of a private placement. C&DI 139.11 provides in part:

“In a PIPE transaction, a company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities (or in the case of convertible securities, of the convertible security itself) to the investor, and the investor is at market risk at the time of filing of the resale registration statement.”

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We acknowledge that Old Main Capital, LLC’s (“Old Main”) notes are convertible at a significant discount. However, this does not change the fact that Old Main has born the investment risk of its securities in the Company and will continue to bear this investment risk for a potential substantial additional period before it can make significant resales of such securities. For example, if the price of the Company’s shares goes down, the number of shares that Old Main can acquire and sell in the market will go up. However, there is no guarantee that the market can absorb the number of shares to be sold by Old Main without negatively affecting the market price, in which case, Old Main may have to sell the shares at a price lower than the break-even price. Accordingly, Old Main has been and continues to be subject to market risk. Old Main’s willingness to participate in the private placement financing with the knowledge that it may not be able to exit its positions at a profit and that its ability to fully exit its positions would likely be restricted for an extended period of time provides evidence that Old Main purchased the Company’s securities with the intent to invest (and not with the intent to effect a distribution, as an underwriter would have).

(b)     Recency of Some of Financings

Presumably, the longer securities have been held, the less likely it is that the Selling Stockholders are acting as a mere conduit for the issuer. In this case, more than four months have passed since the initial closing of the financing with Old Main in January 2016 for $250,000. As noted in the table of summary of convertible note financing in the Registration Statement, a total of 2,557,775 and 1,426,630 shares of the Company’s common stock are currently issuable under the convertible notes issued as of January 27, 2016. Also 500,000 shares held by Connor Clay and 400,000 shares held by Vista Partners LLC were issued more than approximately 4 to 6 months.

Accordingly, a majority of the shares being registered by the Registration Statement were issued or issuable upon conversion of the securities issued 4 to 6 months ago.

While some of the securities were issued more recently, as we noted in our response letter dated May 13, 2016, there is no mandatory holding period for a PIPE transaction such as the Company’s private placement financings to be characterized as a valid secondary offering.

The Company believes this concept conforms to the custom and practices in many PIPE transactions. In many PIPE transactions, a registration statement is required to be filed shortly after closing (often 30-45 days) and declared effective shortly after filing (often 90-150 days after closing).

The Company is not aware that the Staff has taken the position that the period of time elapsing between a closing and effectiveness of a registration statement has raised concerns about whether the offering is a valid secondary offering, and the Company believes such a position would be inconsistent with C&DI 139.11, which provides that “[t]he closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement.”, and Securities Act Sections Compliance and Disclosure Interpretation, Question 139.27 (“C&DI 139.27”), copied below:

“Question: A company completes a private placement of securities in reliance on the Section 4(2) exemption and then files a registration statement for the resale of the privately-placed securities. After the filing of the registration statement but prior to its effectiveness, the company commences and completes a second private placement that is consistent with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828 (Aug. 10, 2007). Can the company include the securities from the second private placement in the pending resale registration statement prior to effectiveness?

Answer: Yes. The second private placement must be consistent with the interpretive guidance in the release and it must be completed before the company can file a pre-effective amendment to include the securities from the second private placement in the resale registration statement. [Aug. 14, 2009]”

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Both C&DIs 139.11 and 139.27 allow inclusion of the securities sold after a registration statement is filed if the registration statement is not yet effective.

As a result, the current holding period and the additional future period that the Company anticipates to elapse before resales of the shares by the Selling Stockholders as contemplated by the Registration Statement are substantially longer than the holding period required by the Staff for a valid PIPE transaction.

(c) Use of Proceeds for ZSL Note

The Company has not received any new proceeds for issuing the ZSL Note. The Company already had a debt in the amount of $450,000 to Titan Investments, LLC. ZSL Trust Dated March 12, 2010 (“ZSL”) assumed this debt and the Company issued the convertible promissory note to ZSL as consideration for the assumption of the debt. Accordingly, there is no use of proceeds for the ZSL Note.

For your reference, the proceeds relating to the original debt to Titan Investments, LLC were used for operating expenses of the business, product, payrolls, public reporting expects, etc.

(d) Ability to Repay Selling Stockholders

The Company’s loans evidenced by convertible notes issued by the Company to Old Main are true loans, the characterization of which should be respected for the purpose of the Rule 415 analysis. In addition to the convertible notes issued by the Company, the true nature of loans is evidenced by guarantees provided by the Company’s subsidiaries and the security agreement that the Company entered into.

On January 29, 2016, the Company’s subsidiaries have jointly and severally agreed to guarantee and act as surety for the payment of the notes pursuant to a Subsidiary Guarantee (the “Subsidiary Guarantee”) dated January 27, 2016. In addition, on January 29, 2016, the Company and its subsidiaries entered into a Security Agreement (the “Security Agreement”) dated January 27, 2016 with Old Main, pursuant to which the Company and its subsidiaries agreed to pledge, grant and hypothecate to Old Main a perfected, first priority security interest in and to, a lien upon and a right of set-off against all of their respective right, title and interest of whatsoever kind and nature in and to, the collaterals, including all goods, all contract rights and other general intangibles, all accounts, and all investment property and general intangibles respecting ownership and/or other equity interests in each subsidiary of the Company.

The Security Agreement provides Old Main with a variety of options if the Company defaults on the notes. Among other things, upon the occurrence of any event of default, Old Main has the right to take possession of the collateral (which includes equity interests in the subsidiaries of the Company) and the right to operate the business of the Company using the collateral and the right to sell, lease or otherwise dispose of and deliver all or any part of the collateral at public or private sale or otherwise. Old Main also has the right to notify any account debtors and any obligors under instruments or accounts to make payments directly to Old Main.

While the Company expects that Old Main will convert some of the notes into shares of common stock of the Company and sell those shares pursuant to the Registration Statement, the existence of the Security Agreement and the Subsidiary Guarantee should dispel any notion that these are not true loans.

We note that the ZSL Note is not secured, but the ZSL Note was issued as consideration for the assumption of the existing debt to Titan Investments, LLC. Also the ZSL Note is convertible into shares of the Company’s common stock at a fixed conversion price of $0.90 per share. Please note that as of June 8, 2016, the closing price of the Company’s common stock was $0.387 per share. Accordingly, we do not believe that there is any question as to the true nature of the ZSL Note.

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2.	We note your response to comment 4 in our letter dated May 3, 2016, including the statement that no financings other than the Old Main financing “are currently convertible.” Please disclose when the ZSL Note is convertible. If it is immediately convertible, please include the ZSL Note in the table on page 8.

The ZSL Note is currently convertible. We have revised the table to include the ZSL Note.

Certain Relationships and Related Party Transactions, page 80

3.	We note that you have sold 1,000,000 shares to Connor Clay, and that Scott Clay exercises investment, voting and dispositive power over the shares owned by Clay Land, LLC, which owns 9.2% of your common stock. Please tell us whether Connor Clay and Scott Clay are related to each other and, if so, what consideration you gave to disclosing the sale of shares to Connor Clay pursuant to Item 404 of Regulation S-K and/or disclosing that the shares held by Connor Clay are controlled by Scott Clay.

Connor Clay is an adult son of Scott Clay and does not live with his father. To our knowledge, Scott Clay does not control the shares held by Connor Clay and they do not act as a group in connection with the shares of the Company owned by Clay Land, LLC or Connor Clay.

However, for the purpose of Item 404 of Regulation S-K, we note that Connor Clay may be deemed to be a “related person” because he is son of Scott Clay who controls Clay Land, LLC. Accordingly, we revised the section entitled “Certain Relationships and Related Transactions” to disclose the sale of shares to Connor Clay and his relationship with Scott Clay and Clay Land, LLC.

4.	We note that you entered into an amended note purchase agreement with Epic Store Funding Corp. We further note that Mark O’Donoghue executed the agreement on behalf of Epic Store Funding Corp. As it appears that Mr. O’Donoghue is a business associate of Scott Clay, as they are or were principals of Azcan RPG Corp., please tell us what consideration you gave to disclosing this transaction pursuant to Item 404 of Regulation S-K.

To our knowledge, Mark O’Donoghue or Epic Store Funding Corp. has nothing to do with Scott Clay’s investment in the Company. Accordingly, Mark O’Donoghue or Epic Store Funding Corp. is not a security holder covered by Item 403(a) of Regulation S-K and thus is not a “related person” whose transactions are required to be disclosed under Item 404 of Regulation S-K.

Financial Statements of our company for the years ended December 31, 2015 and 2014, page 30

5.	The financial statements included in your registration statement are as of a date that is greater than 135 days before your expected effective date. Please revise your registration statement to include the March 31, 2016 interim financial information to comply with Rule 3-12(a) of Regulation S-X.

We have revised to reflect this comment.

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Please do not hesitate to contact the undersigned if you require any further information.

Yours truly,

EPIC STORES CORP.

Per: /s/ Brian Davidson
Brian Davidson
President and Chief Executive Officer

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